

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

<u>Via E-mail</u>
Steve Swartz
Principal Executive Officer
eOn Communications Corporation
1703 Sawyer Road
Corinth, MS 38834

>   **Re: eOn Communications Corporation**
>   **Registration Statement on Form S-4**
>   **Filed February 7, 2014**
>   **File No. 333-193837**

Dear Mr. Swartz:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The preamble to your Agreement of Merger and Plan of Reorganization (page A-2) indicates that "the requisite stockholders of Inventergy have approved the Agreement." Therefore, because shareholder approval has already been obtained, it does not seem appropriate for the offering of shares to Inventergy shareholders in connection with the Merger to be registered under the Securities Act of 1933. Please withdraw your Form S-4 and refile as a preliminary proxy statement. See C&DI 239.13 for further guidance.

<u>Summary of the Proxy Statement/Prospectus, page 12</u>

2. You should consider adding a before and after chart depicting the corporate structure and share ownership of eOn, Inventergy and their subsidiaries.

The Proposals, page 12

The Merger Proposal (Page 46), page 13

3. Please expand your disclosure about Inventergy to describe its business in greater detail including assets and operations. We note your disclosure on pages 26 and 78. For example, discuss whether you hold full rights or a limited right to license your intellectual property.

4. Revise your disclosure to discuss how the existing patents held by Inventergy are related or valuable in connection with the planned licensing contracts eOn will received from Cortelco as part of the reorganization.

5. Please disclose here and the Certain Relationships and Related Party Transactions section, as appropriate, any existing relationship between Inventergy and the Series B accredited investors, including the selling stockholders.

Risk Factors, page 21

Risks related to Inventergy's Business and Operations, page 25

6. Please revise your Risk Factor disclosure where appropriate to address any regulatory hurdles regarding your specific patents. We note, for example, that there have been certain restrictions placed on Huawei's technology by the U.S. government.

The Transition Proposal, page 63

Overview, page 63

7. We note that only "certain" Noteholders will receive cash and Cortelco stock in connection with the Transition Agreement. Please clarify who will not receive consideration in connection with the redemption of the Contingent Note, and why.

The Transition Agreement, page 65

Assets to be Transferred, page 65

8. We note that among the assets to be transferred by Cortelco to eOn Subsidiary is "all inventory purchased by Cortelco," or the "Transferred Inventory." Please explain what this inventory is, and the business purpose of this transfer given that Inventergy is a non-practicing entity whose primary asset is intellectual property.

9. Please expand your disclosure where appropriate to discuss in greater detail the agreements with Actuator Systems, LLC and 2N USA, LLC including what assets or services are included and available for sale or licensing.

Fulfillment Services, page 66

10. Revise your disclosure to discuss in greater detail the specific services to be offered by Cortelco under the Fulfillment Services Agreement.

Business of eOn, page 104

11. We note that as a result of several Transition Transactions, eOn and Cortelco will each transfer "certain contracts and other assets" to eOn subsidiary. Please revise your disclosure where appropriate to expand your discussion to discuss these contracts and assets in greater detail including who the parties to the contracts are and what business arrangements they represent, and a specific description of the assets. Additionally, please make clear whether these contracts and assets will be purchased, or transferred without payment. We note your disclosure on page 65.

Business of Inventergy, page 128

12. Expand to identify all of the company's existing material patents. Identify what intellectual property is owned and what is licensed. Disclose the duration of all patents and licenses. Depending upon the size of Inventergy's patent portfolio (we note that it has acquired 175 from Huawei – page 135), a chart might be the most effective means of disclosure. See Item 101(c)(iv) of Regulation S-K.

Panasonic 3G, 4G and LTE Portfolio, page 136

13. In the third paragraph under this heading, you state that you have "worked with Panasonic to select a comprehensive portfolio…" Please explain what actions were taken and the relationship between Inventergy and Panasonic.

Management's Discussion and Analysis of Financial Conditions and Results…, page 138

14. Clarify why additional financing will be necessary for the commercialization of Inventergy's existing patent portfolio. Please include the details of the purchases of the portfolio patents that you recently obtained from Panasonic and Huawei. Your disclosures should include the amount you have paid or will pay and the terms of the agreements that will allow you to generate revenues from the agreements.

Ownership Interest of Stockholders After the Merger, page 157

Common Stock Ownership (No Conversion of Preferred Stock), page 157

15. We note your disclosure here and under the sub-heading "Voting Stock (Common Stock
    and Preferred Stock Voting as a Class)" including the related percentages of ownership
    and voting power for eOn shareholders versus Inventergy shareholders as a result of the
    Merger. Please revise to briefly explain the slight increase in voting power of eOn
    holders as compared to percentage of common stock held.

Unaudited Pro Forma Condensed Combined Financial Data

16. Please tell us how you calculated the per share values of the preferred stock issuances
    described in Note F.

17. Please provide us with the calculation of the consideration transferred in the transaction
    and the calculation of the related goodwill.

Transition Agreement, page B-1

Section 2.03 Fulfillment Services, page B-5

18. We note that in connection with the Transition Transactions, Cortelco will enter
    into a "fulfillment services agreement" with eOn Subsidiary providing for certain
    services to be conducted on behalf of eOn Subsidiary after the Merger. Section
    2.03 of the Transition Agreement filed as Annex B includes a reference to the
    Fulfillment Services Agreement as attached as Exhibit 2.03. Please revise your
    disclosure to include this exhibit and any other exhibits or schedules referenced
    within the currently filed Annexes.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
Jackie Prester, Esq.
Baker Donelson